Filed by First Oak Brook Bancshares, Inc.
(Commission File No. 0-14468)
pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: MB Financial, Inc.
(Commission File No. 0-24566-01)

On May 2, 2006, First Oak Brook Bancshares, Inc. issued the following press release:

[FIRST OAK BROOK BANCSHARES LETTERHEAD]

MB Financial, Inc. 800 West Madison Street Chicago, Illinois 60607 (888) 422-6562 NASDAQ: MBFI	First Oak Brook Bancshares, Inc. 1400 Sixteenth Street Oak Brook, Illinois 60523 (630) 571-1050 NASDAQ: FOBB

PRESS RELEASE

For Information

Contact MB Financial, Inc.: Jill York - VP and Chief Financial Officer E-Mail: jyork@mbfinancial.com	Contact First Oak Brook Bancshares, Inc.: Rosemarie Bouman - Chief Operating Officer Email: rbouman@obb.com

FOR IMMEDIATE RELEASE

MB Financial and First Oak Brook Bancshares to Merge

CHICAGO — (BUSINESS WIRE) — May 2, 2006 — MB Financial, Inc. (Nasdaq: MBFI) and First Oak Brook Bancshares, Inc. (Nasdaq: FOBB) announced the signing of a definitive merger agreement. Under the Agreement, MB Financial will acquire First Oak Brook. First Oak Brook is a bank holding company headquartered in Oak Brook, Illinois with $2.3 billion in assets, $1.9 billion in deposits and 21 full-service branches in Chicago.

The merger will significantly increase MB Financial’s presence in the attractive Chicagoland banking market. Combined with First Oak Brook, MB Financial will have over $8.2 billion in assets and 61 Chicago area locations.

"First Oak Brook’s strong deposit gathering expertise combined with MB Financial’s proven asset origination capability will create a company that has the potential to grow earning assets at double-digit rates while funding them organically - a truly powerful combination in an industry where net interest income continues to be the main earnings growth engine,” stated Mitchell Feiger, President and Chief Executive Officer of MB Financial.

“Our companies complement each other exceptionally well in terms of talent, geographic coverage and business orientation,” Mr. Feiger continued. “We are truly excited about the opportunities for our combined company.”

“This merger means great things for First Oak Brook employees, shareholders and customers,” stated Richard M. Rieser, Jr., First Oak Brook President and Chief Executive Officer. “Customers will have access to a deep and broad array of banking services across a larger geographic footprint. Since there is little overlap between our footprints, our customers will continue to do business with the people they know and trust. MB’s commercial lending and leasing expertise and earnings power will provide us with extra resources to continue to expand our retail and community banking presence and meet the needs of our commercial and public clients, particularly in our centers of influence in the western suburbs and North Shore of Chicago.”

The merger will also increase MB Financial’s scale in a number of business lines including treasury management, merchant processing, asset management, trust, private banking, investment services and leasing.

Mr. Feiger also noted, “Together, we will enhance our commercial business in Chicago’s middle market — one of the most profitable customer segments in banking. Our combined branches provide us with strong market share in both DuPage and Cook Counties where almost 80% of Chicago MSA middle-market businesses are located.”

Based on MB Financial’s average closing price for the five-day period ended April 28th, the transaction is valued at $36.80 per First Oak Brook share, for a transaction value of approximately $372 million, exclusive of stock options. At closing, First Oak Brook shareholders will receive, in exchange for each share of First Oak Brook common stock they hold, consideration with a value equal to the sum of (1) 0.8304 multiplied by the average of the closing prices for MB Financial common stock during the five trading days ending the day before the completion of the merger and (2) $7.36, representing an aggregate consideration mix of approximately 80% MB Financial stock and 20% cash. Under the terms of the merger agreement, each holder of First Oak Brook common stock will be entitled to elect to receive their merger consideration in the form of MB Financial common stock, cash or a combination of both, subject to limitations and prorations. Receipt of shares of MB Financial stock in the merger is expected to be tax-free.

The merger, is subject to regulatory approvals, approval by MB Financial stockholders of the issuance of MB Financial shares in the merger, and approval by First Oak Brook stockholders, and is expected to close in the fourth quarter of 2006. The merger is expected to be immediately accretive to MB Financial’s annual GAAP and cash EPS.

Following the merger Mr. Rieser and Mr. Charles Gries from First Oak Brook’s board will join the MB Financial Board. Mr. Rieser will continue in his current capacity until the transaction closes; at that time, he will become Vice Chairman and Executive Vice President of MB Financial, Inc.

The definitive agreement was unanimously approved by the boards of MB Financial and First Oak Brook, and the directors have executed agreements to vote their shares in favor of the transaction.

Goldman, Sachs & Co. is acting as financial advisor to MB Financial and Silver, Freedman & Taff LLP is serving as its legal counsel with respect to the transaction. First Oak Brook is being advised by Keefe, Bruyette & Woods Inc. and Vedder, Price, Kaufman & Kammholz, P.C. is acting as its legal counsel.

MB Financial, Inc. is the $5.9 billion Chicago-based holding company for its lead bank, MB Financial Bank, N.A., and Union Bank, N.A. (Oklahoma). MB Financial Bank also owns LaSalle Systems Leasing, Inc. and Vision Investment Services, Inc., a registered broker/dealer.

MB Financial Bank (www.mbfinancial.com) is a leader among Chicago area banks and has been delivering competitive personalized service for more than 90 years to privately owned, middle-market companies as well as to individuals who live and work in the communities where its branches are located. MB Financial Bank currently has 40 branches strategically located throughout the Chicago area.

First Oak Brook Bancshares, Inc. was organized in 1983 and has been traded publicly since 1985. It is the 11th largest independent bank holding company headquartered in Illinois and its primary business is the ownership and control of Oak Brook Bank.

Oak Brook Bank is a $2.3 billion commercial bank chartered in Illinois. Oak Brook Bank offers commercial and retail banking services and trust and investment management. Seventeen of the bank’s 21 Chicago branches are located in the western suburbs; three in the northern suburbs; and one in downtown Chicago. First Oak Brook is scheduled to open two additional branches later in the year.

Announcement of Conference Call

MB Financial and First Oak Brook will host a conference call at 10:30 a.m. C.S.T. on May 2, 2006. The number to call in the United States is 1-800-573-4840 (Passcode: 92201939). If this time is inconvenient, a digital recording will be available two hours after the conference from May 2, 2006 to May 8, 2006 by dialing into 1-888-286-8010 in the United States (Passcode: 49326887). A copy of the transaction investor presentation, along with a webcast of this call will also be available at both www.mbfinancial.com and www.firstoakbrook.com.

Forward-Looking Statements

When used in this press release and in filings with the Securities and Exchange Commission, in other press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed merger and all other statements in this release other than historical facts constitute forward-looking statements.

Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected cost savings and synergies from the MB Financial-First Oak Brook merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; (2) the requisite stockholder and regulatory approvals for the MB Financial-First Oak Brook merger might not be obtained; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; (4) competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior and net interest margin; (6) the impact of repricing and competitors’ pricing initiatives on loan and deposit products; (7) the ability to adapt successfully to technological changes to meet customers’ needs and developments in the market place; (8) MB Financial’s ability to realize the residual values of its direct finance, leveraged and operating leases; (9) the ability to access cost-effective funding; (10) changes in financial markets; (11) changes in economic conditions in general and in the Chicago metropolitan area in particular; (12) the costs, effects and outcomes of litigation; (13) new legislation or regulatory changes, including but not limited to changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (14) changes in accounting principles, policies or guidelines; (15) MB Financial’s deposit growth and deposit mix resulting from its new deposit gathering strategy may be less favorable than expected; (16) the impact of the guidance recently proposed by the federal banking regulators regarding concentrations in real estate lending. and (17) future acquisitions by MB Financial of other depository institutions or lines of business.

MB Financial and First Oak Brook do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information

MB Financial will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of MB Financial and First Oak Brook that also constitutes a prospectus of MB Financial, which will be sent to the stockholders of MB Financial and First Oak Brook. Stockholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about MB Financial, First Oak Brook and the proposed transaction. When filed, this document and other documents relating to the merger filed by MB Financial and First Oak Brook can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing MB Financial’s website at www.mbfinancial.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing First Oak Brook’s website at www.firstoakbrook.com under the tab “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from MB Financial upon written request to MB Financial, Inc., Secretary, 6111 North River Road, Rosemont, Illinois 60018 or by calling (847) 653-1992, or from First Oak Brook, upon written request to First Oak Brook Bancshares, Inc., Rosemarie Bouman, 1400 Sixteenth Street, Oak Brook, Illinois 60523.or by calling (630) 571-1050.

Participants in this Transaction

MB Financial, First Oak Brook and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of MB Financial relating to its 2006 Annual Meeting of Shareholders filed with the SEC by MB Financial on March 29, 2006 and the definitive proxy statement of First Oak Brook relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.